SO
12/12/03

12/1/0



SECURITIES AND EXCHANGE COMMISSION 03054981
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17812

SEC MAIL PROCESSING SECTION RECEIVED NOV 25 2003 WASH. DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C & L SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15500 ERWIN STREET, SUITE 4000
(No. and Street)

VAN NUYS, CALIFORNIA 91411
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN LOPUCH 818/989-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name – *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

08/26

OATH OR AFFIRMATION

I, JOHN LOPUCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C & L SECURITIES CORPORATION, as of SEPTEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



BARBARA MOORE TOPAZIO
Commission # 1241768
Notary Public - California
Los Angeles County
My Comm. Expires Dec 11, 2003

Barbara Moore Topazio
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


GH&J

C & L SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

C & L SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

CONTENTS



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT

Board of Directors
C & L Securities Corporation

We have audited the accompanying statement of financial condition of C & L Securities Corporation as of September 30, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C & L Securities Corporation as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

November 17, 2003
Los Angeles, California

C & L SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
September 30, 2003

ASSETS

Cash	$	8,251
Investments		24,150
Prepaid Expenses		626
TOTAL ASSETS	$	33,027

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Due To Carlo, Inc.			$	552
STOCKHOLDERS' EQUITY:				
Common Stock - $1 Par Value, 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding	$	1,000		
Additional Paid-In Capital		134,520		
Accumulated Deficit		(103,045)		
TOTAL STOCKHOLDERS' EQUITY				32,475
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	33,027

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

STATEMENT OF OPERATIONS
Year Ended September 30, 2003

REVENUES:		
Commission	$ 375	
Interest	14	
TOTAL REVENUES		$ 389
OPERATING EXPENSES:		
Commission	110	
Insurance	368	
Miscellaneous	139	
NASD Assessment	616	
Office Expense	48	
Professional Fees	2,907	
Rent	240	
SIPC	150	
Telephone	120	
TOTAL OPERATING EXPENSES		4,698
OTHER LOSS:		
Loss on Expiration of Warrants	(5,025)	
Unrealized Loss on Investments	(29,925)	
TOTAL OTHER LOSS		(34,950)
LOSS BEFORE PROVISION FOR STATE FRANCHISE TAXES		(39,259)
Provision for State Franchise Taxes - Current		800
NET LOSS		$ (40,059)

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended September 30, 2003

	Common Stock				Additional				Total
	Number of Shares		Amount		Paid-In Capital		Accumulated Deficit		Stockholders' Equity
Balance at October 1, 2002	1,000	$	1,000	$	129,520	$	(62,986)	$	67,534
Contribution of Additional Paid-In Capital	--		--		5,000		--		5,000
Net Loss	--		--		--		(40,059)		(40,059)
BALANCE AT SEPTEMBER 30, 2003	1,000	$	1,000	$	134,520	$	(103,045)	$	32,475

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
Year Ended September 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (40,059)	
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Loss on Expiration of Warrants	5,025	
Unrealized Loss on Investments	29,925	
Increase in Prepaid Expenses	(102)	
Increase in Due to Carlo, Inc.	552	
NET CASH USED IN OPERATING ACTIVITIES		$ (4,659)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Contribution of Additional Paid-In Capital		5,000
NET INCREASE IN CASH		341
Cash - Beginning of Year		7,910
CASH - END OF YEAR		$ 8,251
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year for State Franchise Taxes		$ 800

The Accompanying Notes are an Integral Part of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) LINE OF BUSINESS

C & L Securities Corporation (the company) is primarily engaged in the business of brokering for issuers in soliciting subscriptions for sale of securities for such issuers.

The company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(1) provides that the company conducts limited business in mutual funds and/or variable annuities only. The company is exempt since it only conducts limited business and does not hold or ever receive customer funds or securities.

(b) MANAGEMENT'S USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to use certain estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the reporting period. Although management believes its estimates are appropriate, changes in assumptions utilized in preparing such estimates could cause these estimates to change sometime in the future.

(c) INVESTMENTS

Investments in securities are recorded at market value as determined by national market quotations, where available. Securities that are not readily marketable are valued at fair value as determined by management.

(d) INCOME TAXES

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) INCOME TAXES (continued)

The components of the deferred tax assets at September 30, 2003 are as follows:

Unrealized Loss on Investments	$ 7,300
Net Operating Loss Carryforwards	12,500
TOTAL	19,800
Less: Valuation Allowance	(19,800)
NET DEFERRED TAX ASSETS	$ --

At September 30, 2003, the company has available unused federal operating loss carryforwards of approximately $65,000 and approximately $29,000 for state purposes which may be applied against future taxable income expiring in various years from September 30, 2004 to September 30, 2023. The company maintains its valuation allowance against deferred tax assets due to the more likely than not scenario that its deferred tax assets will not be realized. During the year ended September 30, 2003, the valuation allowance increased by $11,400.

NOTE 2 - INVESTMENTS

The company's investments consisted of the following at September 30, 2003:

	Amount	Number of Shares/ Warrants
Common Stock – NASDAQ Stock Market, Inc.	$ 24,150	3,000
Warrants	--	1,500
TOTAL INVESTMENTS	$ 24,150	

The warrants entitle the company to purchase 4,500 shares of common stock of the NASDAQ Stock Market, Inc. The warrants are exercisable in one of three tranches ranging an exercise price of $14 per share of common stock to $16 per share of common stock expiring through June, 2006. During the year ended September 30, 2003, a tranche entitling the company to 1,500 shares of common stock of the NASDAQ Stock Market, Inc. expired resulting in a realized loss in the amount of $5,025.

NOTE 3 –NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the company had net capital of $28,227, which is $23,227 in excess of its required net capital of $5,000.

C & L SECURITIES CORPORATION

SUPPLEMENTAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2003



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
C & L Securities Corporation

We have audited the accompanying financial statements of C & L Securities Corporation as of and for the year ended September 30, 2003, and have issued our report thereon dated November 17, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

November 17, 2003
Los Angeles, California


A Member of HLB International
A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

C & L SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2003

NET CAPITAL:		
Total Stockholders' Equity	$	32,475
Disallowed Assets		(626)
Haircuts on Securities		(3,622)
NET CAPITAL	$	28,227
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	23,227
Excess Net Capital at 1500%	$	19,947
Excess Net Capital at 1000%	$	22,707
Ratio: Aggregate Indebtedness to Net Capital		0.02 to 1.00

See Independent Auditors' Report on Supplemental Information

C & L SECURITIES CORPORATION

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of September 30, 2003

Net Capital as Reported in the Company's Focus Report Part II	$	8,251
Net Capital Per Schedule I		28,227
DIFFERENCE	$	19,976
Excess Net Capital as Reported in the Company's Focus Report Part II	$	3,251
Excess Net Capital Per Schedule I		23,227
DIFFERENCE	$	19,976

The difference in net capital is due to the ready marketability of the company's investment in common stock.

See Independent Auditors' Report on Supplemental Information

C & L SECURITIES CORPORATION

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2003

Exemption is claimed under Section (k)(2)(i) of Rule 15c-3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2003

Exemption is claimed under Section (k)(2)(i) of Rule 15c-3-3.

See Independent Auditors' Report on Supplemental Information



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
C & L Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of C & L Securities Corporation, (the company), for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


A Member of HLB International

A world-wide organization of accounting firms and business advisers

10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Green Hasson & Janks LLP

November 17, 2003
Los Angeles, California